Filed Pursuant to Rule 433
Registration No. 333-105532
March 13, 2008

PRICING TERM SHEET

Underwriting Agreement dated March 13, 2008

Issuer:	American Electric Power Company, Inc.
Designation:	8.75% Junior Subordinated Debentures
Legal Format:	SEC Registered
Principal Amount:	$275,000,000
Over-allotment Option:
The underwriters have an option to purchase up to an additional $41,250,000 aggregate principal amount of the Junior Subordinated Debentures at the initial public offering price, exercisable for 30 days from the date hereof.

Denominations:	$25 and integral multiples thereof
Maturity:
March 1, 2063, which will be automatically extended for an additional one-calendar quarter period on March 1, 2013 and on each March 1, June 1, September 1, and December 1 thereafter through and including December 1, 2017, unless earlier redeemed.  The maturity date shall be no later than March 1, 2068.

Interest:	The Junior Subordinated Debentures will bear interest at a rate of 8.75% per annum payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year, commencing June 1, 2008.
Public Offering Price:	$25
Trade Date:	March 13, 2008
Settlement Date:	March 20, 2008 (T+5)
Make-Whole Call:
At any time prior to March 1, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the debentures being redeemed or ii) the sum of the remaining scheduled payments of principal and interest from the redemption date to March 1, 2013 (excluding accrued interest) discounted at a rate equal to the treasury yield plus 50 basis points, in each case plus accrued interest to the redemption date, all as described in the Preliminary Prospectus Supplement dated March 12, 2008.

Tax Event Call:	At any time prior to March 1, 2013, in whole but not in part, at 100% of the principal amount of the debentures being redeemed plus any accrued and unpaid interest to the redemption date.
Ratings Event Call:
At any time prior to March 1, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the debentures being redeemed or ii) the sum of the remaining scheduled payments of principal and interest from the redemption date to March 1, 2013 (excluding accrued interest) discounted at a rate equal to the treasury yield plus 50 basis points, in each case plus accrued interest to the redemption date, all as described in the Preliminary Prospectus Supplement dated March 12, 2008.

Par Call:	At any time on and after March 1, 2013 at 100% of the principal amount plus accrued and unpaid interest to the redemption date.
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
Co-Manager:	Goldman, Sachs & Co.
CUSIP / ISIN Number:	02557T 208/US02557T2087
Expected Security Ratings:	Baa3 by Moody’s Investors Service, Inc. BB+ by Standard & Poor’s Ratings Services BBB- by Fitch Ratings Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), UBS Securities LLC toll free at 1-877-827-6444, ext 561-3884 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.